CONFIDENTIAL AND VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

September 25, 2025

Re:	Digital Ally, Inc.
Confidential Submission of a Draft Registration Statement on Form S-1

Dear Sir or Madam,

On behalf of our client, Digital Ally, Inc., a Nevada corporation (the “Company”), we are hereby submitting a draft registration statement on Form S-1 (the “Draft Registration Statement”) via EDGAR to the Securities and Exchange Commission for confidential review relating to a resale offering in the United States of the Company’s common shares.

The Company confirms that it will publicly file its registration statement and nonpublic draft submission in respect of the proposed offering such that they are publicly available on the EDGAR system at least two business days prior to any requested effective time and date.

If you have any questions regarding the Draft Registration Statement, please contact the undersigned by telephone at (212) 660-3027 or via e-mail at jsegilia@sullivanlaw.com.

Sincerely,

/s/ Joseph Segilia, Esq.
Joseph Segilia, Esq.

cc:	Stanton E. Ross, Chairman, President and Chief Executive Officer, Digital Ally, Inc.
David Danovich, Esq., Partner, Sullivan & Worcester LLP Joseph Segilia, Esq., Partner, Sullivan & Worcester LLP